Exhibit 12.1
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2013
and the year to date June 30, 2014

	Year ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$170,461	$199,227	$172,475	$211,346	211,801	$120,059
Interest expense, net of amounts capitalized	38,358	51,897	58,150	60,250	56,025	26,558
Interest component of rental expense	6,778	15,984	15,655	14,892	12,888	6,215
AFUDC - Debt funds	9,489	2,875	3,951	2,500	3,421	2,271
Earnings as defined	$225,086	$269,983	$250,231	$288,988	$284,135	$155,103
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$42,166	$49,298	$56,677	$57,942	55,386	$26,990
Interest on affiliated loans	80	108	130	172	222	97
Interest on interim obligations	701	37	197	100	185	—
Amortization of debt discount, premium and expense, net	2,890	2,918	2,686	2,602	2,582	1,286
Other interest charges	2,010	2,410	2,411	1,933	1,070	456
Interest component of rental expense	6,778	15,984	15,655	14,892	12,888	6,215
Fixed charges as defined	$54,625	$70,755	$77,756	$77,641	$72,333	$35,044
RATIO OF EARNINGS TO FIXED CHARGES	4.12	3.82	3.22	3.72	3.93	4.43